UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2024
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F  ☐

Investor Relations PRESS RELEASE

Televisa Reports Second Quarter 2024 Results

Consolidated
•	On June 7, 2024, we announced the closing of our acquisition of AT&T’s participation in Sky Mexico.
•	Revenue and Operating Segment Income (“OSI”) declined by 5.8% and 7.7%, respectively, translating into a 37.7% margin.
•	During the second quarter of 2024, Operating Cash Flow (“OCF”)[1], increased by 37.8%, for a 26.6% margin.
•	During the first half of 2024, OCF grew by 37.4%, representing a 25.3% margin.

Cable
•	Passed 71 thousand additional homes with fiber-to-the-home (“FTTH”) during the quarter, reaching close to 19.8 million homes passed with our network.
•	Broadband subscribers of 5.7 million increased by 10.7 thousand as we keep focusing on value customers and working on churn reduction.
•	Revenue fell by 3.1% mainly because our Revenue Generating Unit (“RGUs”) base was 5.0% lower following the clean-up that we did in the third quarter of 2023.

Sky
•	Total RGUs of 5.6 million, with 262 thousand net-disconnections.
•	Revenue declined by 13.3% driven by an RGU base decrease of 13.9%.

Earnings Call Date and Time: Wednesday, July 24, 2024, at 11:00 A.M. ET.
Conference ID # is 4624007

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 12:00 P.M. ET with the access code #2269650 on July 24th and will end at midnight on August 7th.

1  OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of June 30, 2024 and December 31, 2023, and for the six months ended June 30, 2024 and 2023.

Consolidated Results

Mexico City, July 23, 2024 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the second quarter of 2024. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financials statements have been adjusted to reflect the impact of the spin-off of Ollamani S.A.B., which took place on January 31, 2024. Results from the Other Businesses segment’s assets that were spun-off are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2024 and 2023, in millions of Mexican pesos:

	2Q’24	Margin %	2Q’23	Margin %	Change %
Revenues	15,720.3	100.0	16,693.7	100.0	(5.8)
Operating segment income (1)	5,950.1	37.7	6,445.9	38.5	(7.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Revenues decreased by 5.8% to Ps.15,720.3 million in the second quarter of 2024, compared with Ps.16,693.7 million in the second quarter of 2023. This decline was driven mainly by the revenue decrease of 13.3% at Sky. Operating segment income fell by 7.7%, translating into a 37.7% margin.

The following table sets forth condensed consolidated statements of income for the quarters ended June 30, 2024 and 2023, in millions of Mexican pesos:

	2Q’24	Margin %	2Q’23	Margin %	Change %
Revenues	15,720.3	100.0	16,693.7	100.0	(5.8)
Net (loss) income	(78.0)	(0.5)	172.5	1.0	n/a
Net (loss) income attributable to stockholders of the Company	(25.6)	(0.2)	133.5	0.8	n/a
Segment revenues	15,763.1	100.0	16,741.1	100.0	(5.8)
Operating segment income (1)	5,950.1	37.7	6,445.9	38.5	(7.7)
(1) The operating segment income margin is calculated as a percentage of segment revenues.

Net income or loss attributable to stockholders of the Company changed by Ps.159.1 million, to a net loss of Ps.25.6 million, in the second quarter of 2024, from a net income of Ps.133.5 million in the second quarter of 2023.

This change reflected (i) a Ps.368.7 million decrease in operating income before other expense; (ii) a Ps.334.8 million increase in other expense, net; and (iii) a Ps.235.8 million decrease in income from discontinued operations, net.

These unfavorable variances were partially offset by (i) a Ps.240.3 million decrease in finance expense, net; (ii) a Ps.313.5 million increase in share of income of associates and joint ventures, net; (iii) a Ps.135.0 million favorable change in income tax benefit or expense; and (iv) a Ps.91.4 million change in net income or loss attributable to non-controlling interests.

Second-quarter Results by Business Segment

The following table presents second-quarter consolidated results ended June 30, 2024 and 2023, for each of our business segments. Consolidated results for the second quarter of 2024 and 2023 are presented in millions of Mexican pesos.

Revenues	2Q’24%		2Q’23%		Change %
Cable	11,904.8	75.5	12,291.6	73.4	(3.1)
Sky	3,858.3	24.5	4,449.5	26.6	(13.3)
Segment Revenues	15,763.1	100.0	16,741.1	100.0	(5.8)
Intersegment Operations (1)	(42.8)		(47.4)
Revenues	15,720.3		16,693.7		(5.8)

Operating Segment Income (2)	2Q’24	Margin %	2Q’23	Margin %	Change %
Operating Segment Income	5,950.1	37.7	6,445.9	38.5	(7.7)
Corporate Expenses	(91.4)	(0.6)	(166.1)	(1.0)	45.0
Depreciation and Amortization	(5,209.0)	(33.1)	(5,258.5)	(31.5)	0.9
Other expense, net	(529.6)	(3.4)	(194.8)	(1.2)	n/a
Intersegment Operations (1)	(30.6)	(0.2)	(33.5)	(0.2)	n/a
Operating Income	89.5	0.6	793.0	4.8	(88.7)
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable Operating Metrics

Total net disconnections for the quarter were 11.6 thousand RGUs as in April we decided to cancel the “Afizzionados” video package which contributed to our 65.6 thousand Video net disconnections. On the other hand, Broadband net additions were 10.7 thousand, mostly in line with what we delivered during the first quarter. We also had 9.5 thousand mobile net additions, ending the quarter with 327.4 thousand mobile subscribers. These results reflect our focus on value customers and churn reduction.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of June 30, 2024 and 2023.

RGUs	2Q’24 Net Adds	2Q’24	2Q’23
Video	(65,591)	3,996,657	4,442,900
Broadband	10,681	5,699,824	6,031,099
Voice	33,855	5,389,305	5,466,034
Mobile	9,482	327,406	285,398
Total RGUs	(11,573)	15,413,192	16,225,431

Sky Operating Metrics

During the quarter, Sky had 262 thousand RGUs disconnections, mainly driven by the loss of 210.1 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Sky as of June 30, 2024 and 2023.

RGUs	2Q’24 Net Adds	2Q’24	2Q’23
Video	(210,100)	5,144,894	5,909,228
Broadband	(42,275)	438,600	575,262
Voice	(58)	265	398
Mobile	(9,518)	19,086	22,395
Total RGUs	(261,951)	5,602,845	6,507,283

Revenues and Operating Segment Income

Second quarter segment revenues decreased by 5.8% to Ps.15,763.1 million compared with Ps.16,741.1 million in the second quarter of 2023. Revenues in our MSO operations fell by 3.8%, mainly impacted by the RGU base clean-up that took place in the third quarter of last year. On the other hand, revenues in our Enterprise Operations increased by 4.4%. Finally, Sky’s revenues declined by 13.3% driven by the year-on-year RGUs decrease.

Second quarter operating segment income decreased by 7.7% to Ps.5,950.1 million compared with Ps.6,445.9 million in the second quarter of 2023. The margin reached 37.7%, declining by around 80 basis points year-on-year due to inflationary pressures in labor and content related costs. However, on a quarter-on-quarter basis profitability increased by 90 basis points due to the ongoing efficiency measures that have been implemented since the third quarter of 2023.

The following table presents second-quarter consolidated results ended June 30, 2024 and 2023, for each of our business segments. Consolidated results for the second quarter of 2024 and 2023 are presented in millions of Mexican pesos.

Revenues Millions of Mexican pesos	2Q’24	2Q’23	Change %
MSO Operations (1)	10,871.5	11,302.2	(3.8)
Enterprise Operations (1)	1,033.3	989.4	4.4
Cable	11,904.8	12,291.6	(3.1)
Sky	3,858.3	4,449.5	(13.3)
Segment Revenues	15,763.1	16,741.1	(5.8)
Operating Segment Income	5,950.1	6,445.9	(7.7)
Margin (%)	37.7	38.5
(1) Revenue results for our MSO and Enterprise operations include consolidation adjustments.

Corporate Expense

Corporate expense decreased by Ps.74.7 million, or 45.0%, to Ps.91.4 million in the second quarter of 2024, from Ps.166.1 million in the second quarter of 2023. The decrease reflected primarily a decrease in share-based compensation and corporate expenses.

Share-based compensation expense in the second quarter of 2024 and 2023 amounted to Ps.110.2 million and Ps.162.2 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.334.8 million, to Ps.529.6 million in the second quarter of 2024, from Ps.194.8 million in the second quarter of 2023. This increase reflected primarily (i) an increase in non-recurring severance expense in connection with headcount reductions in our Cable and Sky segments; and (ii) an increase in loss on disposal of property and equipment.

The following table sets forth the breakdown of cash and non-cash other expense, net, stated in millions of Mexican pesos, for the quarters ended June 30, 2024 and 2023.

Other Expense, net	2Q’24	2Q’23
Cash	(209.9)	(181.5)
Non-cash	(319.7)	(13.3)
Total	(529.6)	(194.8)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the quarters ended June 30, 2024 and 2023.

	2Q’24	2Q’23	Favorable (Unfavorable) Change
Interest expense	(1,821.7)	(2,077.2)	255.5
Interest income	912.5	817.5	95.0
Foreign exchange (loss) gain, net	(51.0)	476.1	(527.1)
Other finance income (expense), net	370.2	(46.7)	416.9
Finance expense, net	(590.0)	(830.3)	240.3

Finance expense, net, decreased by Ps.240.3 million, or 28.9%, to a Ps.590.0 million in the second quarter of 2024, from Ps.830.3 million in the second quarter 2023.

This decrease reflected:

(i)
a Ps.255.5 million decrease in interest expense, in connection with a lower average principal amount of debt in the second quarter of 2024, resulting primarily from prepayments made in 2023 of our debt;

(ii)
a Ps.95.0 million increase in interest income, explained primarily by higher interest rates in the second quarter of 2024, which effect was partially offset by a lower average amount of cash and cash equivalents in the second quarter of 2024; and

(iii)
a Ps.416.9 million favorable change in other finance income or expense, net, resulting from a gain in fair value of our derivative contracts in the second quarter of 2024, compared to a loss in fair value in the second quarter of 2023.

These favorable variances were partially offset by a Ps.527.1 million unfavorable change in foreign exchange gain or loss, net, resulting primarily from a 10.9% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar net liability position in the second quarter of 2024, compared to a higher foreign exchange gain recognized in the second quarter of 2023.

Share of Income of Associates and Joint Ventures, Net

Share of income of associates and joint ventures, net, increased by Ps.313.5 million, to Ps.338.3 million in the second quarter of 2024, from Ps.24.8 million in the second quarter of 2023. This increase reflected primarily our share of income of TelevisaUnivision.

Income Tax Benefit or Expense

Income taxes changed by Ps.135.0 million, to an income tax benefit of Ps.84.2 million in the second quarter of 2024, from an income tax expense of Ps.50.8 million in the second quarter of 2023. This favorable change reflected primarily a tax benefit on a consolidated loss before income taxes. The effective tax rate for the second quarter of 2024 was affected primarily by the Group’s share of income of associates and joint ventures.

Income from Discontinued Operations, Net

In connection with the spin-off of businesses of our former Other Businesses segment (the “Spun-off Businesses”) on January 31, 2024, we began presenting the results of operations of the Spun-off Businesses as income from discontinued operations in our consolidated statements of income for the month ended January 31, 2024, and for any comparative prior period.

We did not recognize any income from discontinued operations in the second quarter of 2024. Income from discontinued operations, net, amounted to Ps.235.8 million in the second quarter of 2023, reflecting the consolidated net income of our Spun-off Businesses for the three months ended June 30, 2023.

Net Income or Loss Attributable to Non-controlling Interests

Net income or loss attributable to non-controlling interests changed by Ps.91.4 million to a net loss attributable to non-controlling interest of Ps.52.4 million in the second quarter of 2024, compared with a net income attributable to non-controlling interest of Ps.39.0 million in the second quarter of 2023. This change reflected primarily a net loss attributable to non-controlling interests in our Cable segment.

Net loss attributable to non-controlling interests in the second quarter of 2024, included primarily a net loss attributable to non-controlling interests in our Cable segment.

As discussed below, on June 7, 2024, the Company became the owner of 100% of the equity stock of Sky, as a result of the acquisition of the interest previously held by AT&T as a non-controlling interest.

Capital Expenditures

During the second quarter of 2024, we invested approximately U.S.$102.1 million (Ps.1,761.5 million) in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the second quarter of 2024 and 2023.

Capital Expenditures	2Q’24 (Millions of U.S. Dollars)	2Q’24 (Millions of Mexican Pesos)	2Q’23 (Millions of U.S. Dollars)	2Q’23 (Millions of Mexican Pesos)
Cable	76.0	1,311.0	152.3	2,688.8
Sky	26.1	449.9	40.6	717.5
Corporate assets	-	0.6	-	-
Continuing operations	102.1	1,761.5	192.9	3,406.3
Discontinued operations	-	-	11.3	198.8
Total	102.1	1,761.5	204.2	3,605.1

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of June 30, 2024 and December 31, 2023. Amounts are stated in millions of Mexican pesos.

	June 30, 2024	December 31, 2023	(Decrease) Increase
Current portion of long-term debt	3,996.1	9,988.0	(5,991.9)
Long-term debt, net of current portion	89,678.6	78,547.9	11,130.7
Total debt (1)	93,674.7	88,535.9	5,138.8
Current portion of long-term lease liabilities	1,183.5	1,280.9	(97.4)
Long-term lease liabilities, net of current portion	4,562.7	6,010.6	(1,448.0)
Total lease liabilities	5,746.2	7,291.5	(1,545.3)
Total debt and lease liabilities	99,420.9	95,827.4	3,593.5
(1) As of June 30, 2024 and December 31, 2023, total debt is presented net of finance costs in the amount of Ps.1,303.8 million and Ps.1,278.4 million, respectively.

As of June 30, 2024, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.59,276.4 million. The non-current investments in financial instruments amounted to an aggregate of Ps.3,184.1 million as of June 30, 2024.

On April 9, 2024, we (i) executed a credit agreement with a syndicate of banks (the “Credit Agreement”) for a five-year term loan in a principal amount of Ps.10,000 million, and a five-year revolving credit facility in the amount in Pesos equivalent to U.S.$500 million; and (ii) terminated an unused revolving credit facility entered into 2022 with a syndicate of banks in the amount of U.S.$650 million, with an original maturity in 2025. The loans under the Credit Agreement will bear interest at a floating rate based on a spread over the 28-day TIIE rate depending on our leverage ratio. On April 11, 2024, we used the proceeds of the loans under the Credit Agreement to prepay in full the amounts outstanding under certain credit agreement entered into by the Company in 2019 with a syndicate of banks in the principal amount of Ps.10,000 million, with an original maturity in June 2024.

Acquisition of Interest in Sky

In April 2024, we reached an agreement with AT&T for the acquisition of its non-controlling interest in Sky, to become owner of 100% of its equity stock. On June 7, 2024, we received approval from the Mexican Institute of Telecommunications (Instituto Federal de Telecomunicaciones) for this transaction and acquired the 41.3% interest previously held by AT&T of Sky. As part of this agreement, the transaction price will be paid by us in 2027 and 2028.

Dividend

In April 2024, our stockholders approved the payment of a dividend of Ps.0.35 per CPO and Ps.0.002991452991 per share of Series “A,” “B,” “D,” and “L” Shares, not in the form of a CPO, which was paid in cash in May 2024 in the aggregate amount of Ps.1,019.0 million.

Shares Outstanding

As of June 30, 2024 and December 31, 2023, our shares outstanding amounted to 314,336.9 million and 323,976.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,686.6 million and 2,769.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of June 30, 2024 and December 31, 2023, the GDS (Global Depositary Shares) equivalents outstanding amounted to 537.3 million and 553.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPO equivalents by five.

Sustainability

In 2023, we launched our new purpose that brings to life the mission and vision of our business - WE BRING PEOPLE CLOSER TO WHAT MATTERS MOST TO THEM. Our focus on environmental, social and governance (“ESG”) issues is an integral part of our business purpose and strategy. Year after year, we continue to strengthen our commitment to connect lives, the reason why we redefined our ESG strategy focused on four pillars: Climate Resilient Connections, Digital Inclusion, Empowering People and Leading by Example.

Our transparency and reporting strategy is aligned with international frameworks and standards to meet the information requirements of external institutions. We prepare our Sustainability Report aligned with the Global Reporting Initiative (GRI), an internationally recognized framework for sustainability reporting that helps organizations report on their economic, environmental, and social impacts; as well as with the industry standards of the Sustainability Accounting Standards Board (SASB), and the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD). Grupo Televisa supports the Ten Principles of the United Nations Global Compact (“UNGC”).

The Company has been selected as a member of the FTSE4Good Index Series. In addition, the Company, received the Socially Responsible Company distinction (Empresa Socialmente Responsible), awarded by the Mexican Center for Philanthropy; and confirmed as a signatory to the United Nations Global Compact, the world's largest corporate sustainability initiative.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2023, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well as other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
 (Millions of Mexican Pesos)

	June 30,		December 31,
	2024		2023
	(Unaudited)		(Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	36,960.4	Ps.	32,586.4
Trade accounts receivable, net		8,043.7		8,131.5
Other accounts receivable, net		390.8		339.6
Income taxes receivable		6,732.1		6,380.9
Other receivable taxes		5,108.9		6,304.2
Derivative financial instruments		678.4		251.7
Due from related parties		529.2		1,450.2
Transmission rights		929.4		1,725.6
Inventories		766.9		1,261.3
Contract costs		2,008.3		2,011.5
Other current assets		2,367.5		1,661.6
Total current assets		64,515.6		62,104.5

Non-current assets:
Trade accounts receivable, net of current portion		515.2		428.7
Due from related party		4,900.9		4,630.5
Derivative financial instruments		318.1		-
Transmission rights		641.2		641.2
Investments in financial instruments		3,184.1		2,586.6
Investments in associates and joint ventures		43,809.6		43,427.6
Property, plant and equipment, net		66,970.9		77,848.6
Investment property, net		2,748.3		2,790.2
Right-of-use assets, net		4,598.6		6,085.9
Intangible assets, net		41,076.9		40,389.8
Deferred income tax assets		18,596.2		18,203.1
Contract costs		3,201.7		3,318.7
Other assets		148.0		214.9
Total non-current assets		190,709.7		200,565.8
Total assets	Ps.	255,225.3	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF JUNE 30, 2024 AND DECEMBER 31, 2023
(Millions of Mexican Pesos)

	June 30,		December 31,
	2024		2023
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	3,996.1	Ps.	9,988.0
Interest payable		1,502.8		1,506.8
Current portion of lease liabilities		1,183.5		1,280.9
Trade accounts payable and accrued expenses		12,204.2		12,861.1
Customer deposits and advances		1,309.0		1,391.5
Current portion of deferred revenue		287.7		287.7
Income taxes payable		736.9		774.4
Other taxes payable		3,098.6		2,948.1
Employee benefits		1,399.2		1,563.9
Due to related parties		285.2		579.0
Other current liabilities		1,985.2		1,709.4
Total current liabilities		27,988.4		34,890.8
Non-current liabilities:
Long-term debt, net of current portion		89,678.6		78,547.9
Lease liabilities, net of current portion		4,562.7		6,010.6
Deferred revenue, net of current portion		4,746.5		4,890.3
Deferred income tax liabilities		1,021.4		1,053.5
Post-employment benefits		688.4		733.1
Other long-term liabilities		3,376.6		1,871.6
Total non-current liabilities		104,074.2		93,107.0
Total liabilities		132,062.6		127,997.8

EQUITY
Capital stock		3,933.5		4,722.8
Additional paid-in capital		13,359.5		15,889.8
		17,293.0		20,612.6
Retained earnings:
Legal reserve		1,798.4		2,139.0
Unappropriated earnings		119,284.9		126,684.0
Net income (loss) for the period		926.2		(8,422.7)
		122,009.5		120,400.3
Accumulated other comprehensive loss, net		(10,566.0)		(9,866.8)
Shares repurchased		(14,833.5)		(11,865.7)
		96,610.0		98,667.8
Equity attributable to stockholders of the Company		113,903.0		119,280.4
Non-controlling interests		9,259.7		15,392.1
Total equity		123,162.7		134,672.5
Total liabilities and equity	Ps.	255,225.3	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE
THREE AND SIX MONTHS ENDED JUNE 30, 2024 AND 2023
(Millions of Mexican Pesos)

	Three months ended June 30,				Six months ended June 30,
		2024		2023 (1)		2024		2023 (1)
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	15,720.3	Ps.	16,693.7	Ps.	31,671.7	Ps.	33,447.0
Cost of revenues		10,506.6		10,797.7		20,918.5		21,512.3
Selling expenses		2,199.1		2,135.5		4,554.0		4,298.4
Administrative expenses		2,395.5		2,772.7		4,947.4		5,356.9
Income before other expense or income		619.1		987.8		1,251.8		2,279.4
Other (expense) income, net		(529.6)		(194.8)		1,763.6		(374.0)
Operating income		89.5		793.0		3,015.4		1,905.4
Finance expense		(1,872.7)		(2,123.9)		(3,732.9)		(4,687.7)
Finance income		1,282.7		1,293.6		2,009.5		1,702.7
Finance expense, net		(590.0)		(830.3)		(1,723.4)		(2,985.0)
Share of income (loss) of associates and joint ventures, net		338.3		24.8		(18.3)		121.6
(Loss) income before income taxes		(162.2)		(12.5)		1,273.7		(958.0)
Income tax benefit (expense)		84.2		(50.8)		(456.8)		181.4
Net (loss) income from continuing operations		(78.0)		(63.3)		816.9		(776.6)
Income from discontinued operations, net		-		235.8		56.8		239.0
Net (loss) income	Ps.	(78.0)	Ps.	172.5	Ps.	873.7	Ps.	(537.6)

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(25.6)	Ps.	133.5	Ps.	926.2	Ps.	(655.4)
Non-controlling interests		(52.4)		39.0		(52.5)		117.8
Net (loss) income	Ps.	(78.0)	Ps.	172.5	Ps.	873.7	Ps.	(537.6)

Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(0.01)	Ps.	(0.04)	Ps.	0.32	Ps.	(0.32)
Discontinued operations		0.00		0.09		0.02		0.09
Total	Ps.	(0.01)	Ps.	0.05	Ps.	0.34	Ps.	(0.23)

(1) The Group’s condensed consolidated statements of income or loss for the three and six months ended June 30, 2023, have been re-presented from those previously reported to present in those periods the income from discontinued operations of the businesses that were spun-off by the Group on January 31, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: July 24, 2024	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel